June 26, 2007

Glenn A. Little
President
Diasense, Inc.
211 West Wall Street
Midland, Texas 79701

   Re: Diasense, Inc.
     Response letter concerning Revised Preliminary Information Statement
     Submitted May 25, 2007
     File No. 0-26504

Dear Mr. Little:

  We have reviewed your letter and we have the following comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

  Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

1. We note your responses to our comments; however, federal proxy rules require you to fully explain the reasons for and material effects of the issue considered by your shareholders. See for example Schedule 14A Item 12(c) and Rule 14a-9. Therefore, please provide the disclosure addressed in our prior comments.

2. Please tell us when you filed a proxy statement to increase the authorized number of common shares from 40 million shares to 100 million shares.

  As appropriate, please revise your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the revised filing to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

Please contact Tom Jones at (202) 551-3602 or me at (202) 551-3617 if you have questions.

Sincerely,

Russell Mancuso
Branch Chief